FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           For the month of June 2007

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


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     On June 13, 2007, the Registrant announced that it Accepts Orders for $40
Million of Long Term Bonds from Israeli Institutions, Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      TOWER SEMICONDUCTOR LTD.

Date: June 13, 2007                                   By: /s/ Nati Somekh Gilboa
                                                      --------------------------
                                                      Nati Somekh Gilboa
                                                      Corporate Secretary


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           TOWER SEMICONDUCTOR ACCEPTS ORDERS FOR $40 MILLION OF LONG
                      TERM BONDS FROM ISRAELI INSTITUTIONS

            PROCEEDS WILL ALLOW TOWER TO FURTHER EXPAND FAB2 CAPACITY
                     FOR ADVANCED TECHNOLOGIES AT LOW COST

MIGDAL HAEMEK, Israel - June 13, 2007 - Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), an independent specialty foundry, announced today that it accepted orders for approximately $40 million (approximately 167 million NIS) of long term bonds with an average duration of 5.6 years, from Israeli institutions.

The company is currently in the final stages of its Fab2 manufacturing capacity ramp-up to 24,000 wafers per month. This fundraising will enable Tower to further expand its Fab2 capacity beyond such 24,000 level, primarily in advanced technologies (0.13u and below), in a cost effective manner that capitalizes on current unique tools acquisition opportunities.

In the funding, 342 units were sold, each comprised of: (i) long-term non-converted-bonds, repayable in six equal annual installments between the dates of December 2011 and December 2016, with face amount of NIS 250,000 (approximately $59,700) and carries an annual interest rate of 8 percent; (ii) long-term convertible-bonds repayable in January 2013 at a 17.2 NIS conversion price (approximately $4.11) with a face amount of NIS 262,500 (approximately $62,700), carrying an annual interest of 8 percent, and (iii) 5,800 warrants, each exercisable for four years, for one Tower ordinary share at a price of $2.04 (approximately 8.54 NIS). The bonds are linked to the Israeli Consumer Price Index (CPI) and were issued at 95.5% discount from par. The conversion and exercise prices are subject to reduction in certain limited circumstances. Total shares underlying this fundraising represent less than 2% of the share capital of Tower, on a fully-diluted basis.

Leader Capital Markets Ltd, Poalim I.B.I Underwriting & Issuing Ltd and Clal Finance Underwriting Ltd act as co-lead placement agents for the funding. Goren Capital Group Ltd. acted as special advisor.

The offering described in this press release was made in Israel to residents of Israel only. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein.

Under Israeli securities laws, the securities are subject to a statutory lock-up. The Company has undertaken to file a prospectus with the Israel Securities Authority to allow for the unrestricted trade of the securities. The funds raised are to be held in escrow and will be released to the Company if the prospectus is declared effective by the Israel Securities Authority within 90 days.

All figures in dollars are presented herein for convenience only, based on current exchange rates.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0 to 0.13micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

CONTACT:

     Tower Semiconductor
     Noit Levi, +972 4 604 7066
     noitle@towersemi.com